Exhibit 99.46

news release

6 Adelaide Street East, Suite 500	Shares outstanding: 103,270,030
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT, BLE.WT.A
Frankfurt: A6R
February 28, 2007
BLUE PEARL INVITES INVESTORS TO MOLYBDENUM
OUTLOOK PRESENTATION ON MARCH 5 DURING PDAC 2007
Blue Pearl Mining Ltd., the world’s largest publicly traded, pure molybdenum producer, invites investors to a presentation on the molybdenum market outlook by Mark Wilson, Blue Pearl’s Vice President of Sales and Marketing, on Monday, March 5, 2007 at 5:45 p.m. at the Caledon Room of the Intercontinental Hotel in Toronto.
The presentation will coincide with PDAC 2007, which is a mining convention being held March 4-7 at the Metro Toronto Convention Centre adjacent to the hotel (located at 225 Front Street West).
The molybdenum outlook presentation is open to all interested individuals whether or not they are registered at the PDAC convention.
In addition, investors and the media are invited to an update and outlook presentation on Blue Pearl by Ian McDonald, Executive Chairman, at 3 p.m. on March 5 at PDAC 2007’s Exchange Forum and to meet Blue Pearl executives at the company’s booth exhibit (#4302). Registration for the Exchange Forum and exhibit hall is free.
About Blue Pearl Mining Ltd.
Blue Pearl is the world’s fifth-largest producer of primary molybdenum with operations in North America. The company in October 2006 purchased the Thompson Creek open-pit molybdenum mine and mill in Idaho, the Endako open-pit mine, mill and roasting facility in Northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Blue Pearl is also developing a high-grade underground molybdenum mine near Smithers, B.C. The company has more than 700 employees. Its sales and marketing office is located in Denver, Colorado and its head office is in Toronto, Ontario. More information is available at www.bluepearl.ca.

Ian McDonald, Executive Chairman	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Wayne Cheveldayoff, Director, Investor
Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@bluepearl.ca
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.